UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

[redacted]

03033860

DC
No ACT
P.E 8-15-03
1-1554

October 1, 2003

Stephen T. Wills
Chief Financial Officer
Palatin Technologies, Inc.
4-C Cedar Brook Drive
Cedar Brook Corporate Center
Cranbury, NJ 08512

Act: 1934
Section:
Rule: 14A-8
Public Availability: 10/01/2003

Re: Palatin Technologies, Inc.
Incoming letter dated August 15, 2003

Dear Mr. Wills:

This is in response to your letter dated August 15, 2003 concerning the shareholder proposal submitted to Palatin by James B. Scott. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: James B. Scott
J.B. Scott & Associates
3601 Engineering Corporation
Anacortes, WA 98221

PROCESSED
OCT 06 2003
THOMSON
FINANCIAL

CRGH

PALATIN
TECHNOLOGIES

PALATIN
TECHNOLOGIES, INC.

4-C CEDAR BROOK DRIVE
CEDAR BROOK CORPORATE CENTER
CRANBURY, NJ 08512

TEL: 609 495 2200
FAX: 609 495 2201

August 15, 2003

Securities and Exchange Commission
450 Fifth Street NW
Washington, DC 20549

Re: Exclusion of Proposal from Shareholder James B. Scott

Ladies and gentlemen:

Pursuant to Rule 14a-8(j)(1) under the Securities Exchange Act of 1934, we are filing our reasons for excluding a shareholder proposal from our proxy materials relating to our 2003 annual shareholders' meeting to be held late fall of 2003. We enclose the following items:

- ✓ Mr. Scott's original proposal letter dated June 5, 2003 and faxed to us the same day;
- ✓ Our response to Mr. Scott dated June 10, 2003, advising Mr. Scott of the procedural deficiencies in his proposal;
- ✓ Mr. Scott's revised proposal dated June 12, 2003.

We intend to exclude Mr. Scott's proposal, as revised, for failure to follow the eligibility and format requirements of Rule 14a-8, as provided in Rule 14a-8(f). We have set forth our reasons below.

1. Eligibility - stock ownership. Mr. Scott has not provided information about his stock ownership necessary for us to determine his eligibility to submit a proposal. His original proposal states after his signature, "(owner since 1999 of 5,300 shares of Palatin)." Our transfer agent informed us that as of June 5, 2003, Mr. Scott was not and had never been a holder of record of Palatin common stock. According to our own records, Mr. Scott has not purchased stock in any of our private stock offerings, and is not and has never been a holder of our convertible preferred stock. We searched SEC filings of Schedules 13D and 13G, and Forms 3, 4 and 5 relating to Palatin and found no filings under the name of, or referring to, James B. Scott. According to Rule 14a-8(b)(2), a shareholder who is not a shareholder of record nor a report filer must prove his eligibility by submitting a written statement of his ownership from the holder of record, verifying that he has continuously held the requisite amount of securities for at least one year. We advised Mr. Scott that he had not provided the information necessary for us to determine his eligibility, and referred him to 14a-8(b)(2).

In his revised proposal, Mr. Scott stated that "I am the owner, in my trust and in street name since 1999, of 5,300 shares of Palatin. See attached monthly statement regarding my current ownership of 5,300 shares of Palatin." He attached a statement (included with the copy of his letter) for the period 04/26/03 to 05/30/03 noting current ownership of 5,300 shares of Palatin common stock. The statement provides no information as to the length of time Mr. Scott has held the securities. We therefore do not have verification from the holder of record that Mr. Scott has held the securities for at least one year.

2. Eligibility - intent to hold securities. Rule 14a-8(b)(2)(i) further provides that the proposing shareholder must include his own written statement that he intends to continue holding the securities through the date of the shareholder meeting. Mr. Scott did not provide such a statement with either his original or his revised proposal. We therefore have no verification of his intent.

3. Multiple proposals. We believe that Mr. Scott has submitted more than one proposal, contrary to Rule 14a-8(c). His original proposal was set forth in two parts. The first related to both voting rights for and sale restrictions on options and warrants, the second to limiting exercise prices for options and warrants. We advised Mr. Scott that he had submitted multiple proposals and referred him to Rule 14a-8(c). Mr. Scott's revised proposal contained only the first section of his original proposal, but still relates to both voting rights and sale restrictions. We believe that the question of voting rights for options and warrants is sufficiently distinct from the question of sale restrictions on options and warrants that the two questions should be treated as separate proposals.

Aside from the above procedural deficiencies related to Mr. Scott's multiple proposals, the actual proposals by Mr. Scott are in one instance moot and in the other problematic. Mr. Scott's first proposal calls for "all options or warrants shall not have voting rights." None of the options or warrants issued by Palatin contain any voting rights. The second proposal by Mr. Scott states that options or warrants "shall not be salable for two years from the date of purchase." This proposed "lock-up" would interfere with Palatin's Board and senior executive management's ability to properly conduct the business of the company by not allowing them the flexibility to make decisions based on multiple and/or current factors.

For the procedural reasons set forth above, we intend to exclude Mr. Scott's revised proposal from our proxy statement for the 2003 annual meeting. We will be happy to provide you with any further information you may require for the purpose of reviewing this exclusion.

Very truly yours,

Stephen T. Wills

Stephen T. Wills
Chief Financial Officer

James B. Scott, P.E.
GEOTECHNICAL CONSULTANT
360-293-6044
FAX 360-293-6044
Email res0fmhw@verizon.net

J. B. SCOTT & ASSOCIATES
An Engineering Corporation
3601 West 5th Street
Anacortes, WA 98221

June 5, 2003

Secretary, Board of Directors
Palatin Technologies, Inc.
4 C Cedar Brook Drive
Cranbury, NJ 08512

Subject: Stockholder proposal for next annual meeting

This proposal is also being forwarded to the SEC because of what happened last year when I wrote you for information regarding placement of a stockholder proposal. I am also sending this proposal by email and by FAX to you and the SEC.

"Resolved, that the shareholders of Palatin Technologies, Inc., assembled in Annual Meeting in person and by proxy, hereby request that the Board of Directors establish:

A) That **all options or warrants** (to purchase any class of shares in Palatin stock) **shall not have voting rights nor shall be salable for two years from the date of issue**.
B) The exercise price of such options or warrants **shall be ten percent per share greater than the average price,** (for the shares corresponding to such options and warrants) during the month prior to the month that the options or warrants are awarded or issued."

Supporting Statement:

1. Additional funds have been required (because of unexpected delays for various reasons). Therefore, it has been necessary to sell additional stock in order to obtain those additional funds.
2. Palatin management has **substantially diluted the equity interest of existing shareholders by issuing warrants and/or stock options** (at little or no cost) **in conjunction with sizable secondary stock offerings.**
3. Palatin management has **compounded such dilution of existing stock** by issuing warrants and/or stock options (at little or no cost) **to officers of the company, in spite of the fact that management has consistently failed to meet deadlines or commitments made (or implied) to shareholders.**
4. The market price of Palatin shares has been **established and maintained primarily by non-employee minority shareholders, who have not received such "bonus" warrants and/or stock options.** In order to **end discrimination** against such shareholders (to protect their legitimate interests), reasonable restrictions should be placed on the voting and sale of such "bonus" warrants and/or stock options."

James B. Scott

James B. Scott (owner since 1999 of 5,300 shares of Palatin).

CC: SEC

PALATIN
TECHNOLOGIES

PALATIN
TECHNOLOGIES, INC.

4-C CEDAR BROOK DRIVE
CEDAR BROOK CORPORATE CENTER
CRANBURY, NJ 08512

TEL: 609 495 2200
FAX: 609 495 2201

June 10, 2003

James B. Scott
J. B. Scott & Associates
3601 West 5th St.
Anacortes, WA 98221

Dear Mr. Scott:

We have received your proposal dated June 5, 2003. We believe your proposal does not meet the procedural requirements of the SEC regulations governing shareholder proposals for the following reasons:

1. You have not provided the information necessary for us to determine your eligibility. Please see the regulations at 17 Code of Federal Regulations, Section 240.14a-8(b)(2).

2. You have presented more than one proposal. Please see the regulations at 17 Code of Federal Regulations, Section 240.14a-8(c).

Very truly yours,

Stephen T. Wills

Stephen T. Wills, CPA/MST
Chief Financial Officer

STW/jen

James B. Scott, P.E.
GEOTECHNICAL CONSULTANT
360-293-6044
FAX 360-293-6044
Email res0fmhw@verizon.net
J. B. SCOTT & ASSOCIATES
An Engineering Corporation
3601 West 5th Street
Anacortes, WA 98221

June 12, 2003

Secretary, Board of Directors
Palatin Technologies, Inc.
4 C Cedar Brook Drive
Cranbury, NJ 08512

Subject: Stockholder proposal for next annual meeting

This proposal is also being forwarded to the SEC because of what happened last year when I wrote you for information regarding placement of a stockholder proposal. I am also sending this proposal by email and by FAX to you and the SEC.

"Resolved, that the shareholders of Palatin Technologies, Inc., assembled in Annual Meeting in person and by proxy, hereby request that the Board of Directors establish: That **all options or warrants** (to be used to purchase any class of shares in Palatin stock) **shall not have voting rights nor shall be salable for two years from the date of purchase.**"

Supporting Statement:

1. Additional funds have been required (because of unexpected delays for various reasons). Therefore, it has been necessary to sell additional stock in order to obtain those additional funds.
2. Palatin management has **substantially diluted the equity interest of existing shareholders by issuing warrants and/or stock options** (at little or no cost) **in conjunction with sizable secondary stock offerings.**
3. Palatin management has **compounded such dilution of existing stock** by issuing warrants and/or stock options (at little or no cost) **to officers of the company, in spite of the fact that management has consistently failed to meet deadlines or commitments made (or implied) to shareholders.**
4. The market price of Palatin shares has been **established and maintained primarily by non-employee minority shareholders, who have not received such "bonus" warrants and/or stock options.** In order to **end discrimination** against such shareholders (to protect their legitimate interests), reasonable restrictions should be placed on the voting and sale of such "bonus" warrants and/or stock options."

Note: I am the owner, in my trust and in street name since 1999, of 5,300 shares of Palatin. See attached monthly statement regarding my current ownership of 5,300 shares of Palatin.

James B. Scott

Copy: **SEC**

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

October 1, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Palatin Technologies, Inc.
Incoming letter dated August 15, 2003

The proposal relates establishing that "all options and warrants (to purchase any class of shares in Palatin stock) shall not have voting rights nor shall be salable for two years from the date of issue."

Rules 14a-8(b) and 14a-8(f) require a proponent to provide documentary support of a claim of beneficial ownership upon request. Rule 14a-8(b) also requires a written statement that the proponent intends to hold the company's stock through the date of the shareholder meeting. While it appears that the proponent did provide some indication that he owned shares, it appears that he has not provided a statement from the record holder evidencing documentary support of continuous beneficial ownership of at least $2,000, or 1%, in market value of Palatin's voting securities, for at least one year prior to submission of the proposal. It also appears that the proponent failed to provide a written statement of intent to hold those securities through the date of the annual meeting. We note, however, that Palatin failed to inform the proponent of what would constitute appropriate documentation under rule 14a-8(b), failed to inform the proponent of his obligation to furnish a written statement of intent to hold the company's stock, and also failed to clarify that the proponent's response must be postmarked, or transmitted electronically, no later than 14 days from the date the proponent received your notification under rule 14a-8(f) in Palatin's request for additional information from the proponent. Accordingly, unless the proponent provides Palatin with appropriate documentary support of ownership and a written statement of his intent to hold the company's securities, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Palatin omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

We are unable to concur in your view that Palatin may exclude the proposal under rule 14a-8(c). Accordingly, we do not believe that Palatin may omit the proposal from its proxy materials in reliance on rule 14a-8(c).

Sincerely,

Grace K. Lee
Special Counsel